UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 27, 2020	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

FIRST QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q1 2020 Results

SHENZHEN, PRC – April 27, 2020 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the first quarter ended March 31, 2020.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2020	Q1 2019	YoY(%)(a)
Revenue	$699	$581	20.3%
Gross profit	$82	$345	(76.2)%
Net loss from operation	$(3,722)	$(3,264)	—
% of revenue	(532.5)%	(561.8)%
per share (diluted)	$(0.10)	$(0.09)	—
Consolidated net loss	$(3,175)	$(1,791)	—
% of revenue	(454.2)%	(308.3)%
Basic loss per share	$(0.08)	$(0.05)	—
Diluted loss per share	$(0.08)	$(0.05)	—
Weighted average number of shares (’000)
Basic	38,841	38,192
Diluted	38,841	38,192

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	Financial Position
	As of March 31,	As of December 31,	As of March 31,
	2020	2019	2019
Cash and cash equivalents(a)	$121,340	$130,218	$85,365
Restricted cash	$790	$—	$—
Short-term bank deposits(b)	$4,090	$2,166	$12,273
Prepaid expenses and other receivables	$26,419	$9,338	$7,615
Real estate properties under development, net	$262,937	$251,685	$186,457
Property, plant and equipment, net	$25,290	$25,950	$27,554
Right of use assets	$9,707	$4,078	$—
Deferred income tax assets	$2,170	$2,011	$—
Total assets	$460,557	$430,410	$322,150
Accounts payable	$36,308	$36,676	$88,551
Advance from customers	$71,220	$67,642	$—
Lease liabilities	$9,560	$4,171	$—
Long term bank loans	$122,137	$95,942	$—
Total shareholders’ equity	$211,614	$214,738	$229,864
Total number of common shares issued	38,935	38,632	38,193

Notes:

(a)	Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.
(b)

Short-term bank deposits include all highly liquid investments with original maturities of greater than three months and less than 12 months and investments that are expected to be realized in cash in the next 12 months.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2020

Key Highlights of Financial Position

	As of March 31,	As of December 31,	As of March 31,
	2020	2019	2019
Ratio of cash(a) to current liabilities	1.07	1.16	1.06
Current ratio(b)	1.34	1.25	1.15
Debt ratio(c)	54.1%	50.1%	28.7%
Return on equity	(6.0)%	(3.0)%	(3.1)%
Ratio of total liabilities to total equity	1.18	1.00	0.40

Notes:

(a)	Cash in this financial ratio includes cash, cash equivalents and short-term bank deposits.
(b)	Current ratio is calculated with all current assets divided by all current liabilities.
(c)	Debt ratio is calculated with all total liabilities divided by total assets.

FINANCIAL RESULTS

Revenue

Revenue for the first quarter of 2020 was $0.7 million compared to $0.6 million in the first quarter of 2019. Revenue for the first quarter of 2020 mainly consisted of rental income of $0.7 million from existing factory buildings located on the sites of Inno Valley, Wuxi and the leased space at Nam Tai • Tang Xi Technology Park. Revenue for the first quarter of 2019 mainly consisted of rental income of $0.6 million from the existing factory buildings located on the sites of Inno Valley and Wuxi.

Gross Profit

Gross profit for the first quarter of 2020 was $0.1 million compared to $0.4 million in the first quarter of 2019. Gross profit for the first quarter of 2020 mainly consisted of revenue of $0.7 million, offset by rental cost of $0.6 million for the period. Gross profit for the first quarter of 2019 mainly consisted of revenue of $0.6 million, offset by rental cost of $0.2 million for the period.

Net Loss from Operations

Net loss from operations for the first quarter of 2020 was $3.7 million compared to $3.3 million in the first quarter of 2019. Net loss from operations for the first quarter of 2020 mainly consisted of general and administrative expenses of $3.0 million and selling and marketing expenses of $0.8 million, offset in part by our gross profit of $0.1 million for the period. Net loss from operations for the first quarter of 2019 mainly consisted of general and administrative expenses of $2.9 million and selling and marketing expenses of $0.7 million, offset in part by our gross profit of $0.3 million for the period.

Consolidated Net Loss

Consolidated net loss for the first quarter of 2020 was $3.2 million compared to $1.8 million in the first quarter of 2019. Consolidated net loss for the first quarter of 2020 mainly consisted of net loss from operations of $3.7 million and other net loss of $0.1 million, offset in part by interest income of $0.4 million from time deposits and deferred income tax benefit of $0.2 million. Consolidated net loss for the first quarter of 2019 mainly consisted of a net loss from operations of $3.2 million, offset in part by interest income of $0.8 million from time deposits and other net income of $0.6 million.

Cash, Cash Equivalents and Short-term Bank Deposits

Cash, cash equivalents and short-term bank deposits decreased by $7.0 million in the first quarter of 2020 from $132.4 million as of December 31, 2019 to $125.4 million as of March 31, 2020. The decrease was mainly due to payment of $13.9 million for real estate properties under development, prepayment of the price of a land parcel in Dongguan City of $16.9 million, repayment of $7.3 million for bank loan, decrease in  accrued expenses and other payables of 6.8 million and purchase of trading securities of $2.8 million, which were offset by proceeds from shares issued for option exercise of $2.0 million, advance from customers of $4.6 million and long-term bank loans of $34.9 million obtained in 2020.

Restricted Cash

Restricted cash increased by $0.8 million in the first quarter of 2020. No Restricted cash existed at the end of 2019. The increase was mainly due to $0.8 million pledged deposits at Bank of China for a loan with the bank. The deposits are not allowed to be withdrawn until November 2020. No significant risk is expected on such deposits.

Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables increased by $17.0 million in the first quarter of 2020 from $9.4 million as of December 31, 2019 to $26.4 million as of March 31, 2020. The increase mainly consisted of the prepayment of $16.9 million for the price of a land parcel in Dongguan City.

Real Estate Properties under Development, Net

Real estate properties under development, net increased by $11.2 million in the first quarter of 2020 from $251.7 million as of December 31, 2019 to $262.9 million as of March 31, 2020. The increase was due to progress of the construction of Nam Tai Inno Park and Nam Tai Technology Center.

Right of Use Assets

Right of use assets increased by $5.6 million in the first quarter of 2020 from $4.1 million as of December 31, 2019 to $9.7 million as of March 31, 2020. The increase was mainly due to the recognition of right of use assets for Nam Tai • U-Creative Space (Lujiazui), which were $5.8 million, in accordance with Accounting Standards Codification (“ASC”) 842 Leases.

Deferred Income Tax Assets

Deferred income tax assets increased by $0.2 million in the first quarter of 2020 from $2.0 million as of December 31, 2019 to $2.2 million as of March 31, 2020. The increase was mainly due to current loss of $0.7 million incurred during the construction of Nam Tai Technology Center, which is expected to be utilized in the next five years.

Accounts Payable

Accounts payable decreased by $0.4 million in the first quarter of 2020 from $36.7 million as of December 31, 2019 to $36.3 million as of December 31, 2020. The decrease mainly consisted of payment of $0.4 million for the completed construction of both Nam Tai Inno Park and Nam Tai Technology Center.

Advance from Customers

Advance from customers increased by $3.6 million in the first quarter of 2020 from $67.6 million as of December 31, 2019 to $71.2 million as of March 31, 2020. The increase was mainly attributed to $4.6 million in prepaid rent received from customers of Nam Tai Inno Park offset by foreign exchange loss of $1.0 million as a result of depreciation of RMB against the US dollar in the first quarter of 2020.

Lease Liabilities

Lease liabilities increased by $5.4 million in the first quarter of 2020 from $4.2 million as of December 31, 2019 to $9.6 million as of March 31, 2020. The increase was mainly due to the recognition of lease liabilities for Nam Tai • U-Creative Space (Lujiazui), which were $5.6 million, in accordance with ASC 842 Leases.

Long-term Bank Loans

Long-term bank loans increased by $26.2 million in the first quarter of 2020 from $95.9 million as of December 31, 2019 to $122.1 million as of March 31, 2020. The increase was mainly due to loans of $3 million from Bank of China and $15.5 million from Xiamen International Bank for Nam Tai Inno Park, and a loan of $16.4 million from Shenzhen Rural Commercial Bank for Nam Tai Technology Center, which were offset by repayment of loan of $7.1 million to Bank of China and foreign exchange loss of $1.6 million as a result of depreciation of RMB against the US dollar in the first quarter of 2020.

Liquidity and Capital Resources

As of March 31, 2020, the Company had a total cash, cash equivalents and short-term bank deposits of $125.4 million. As of December 31, 2019, the Company had a total cash, cash equivalents and short-term bank deposits of $132.4 million.

As of March 31, 2020, the Company obtained a credit facility of RMB2.2 billion (equivalent to $310.29 million) with RMB931.2 million (equivalent to $131.3 million) withdrawn. Zastron Electronic (Shenzhen) Co., Ltd. entered into a project loan agreement with the Zhuhai Branch of Xiamen International Bank (“Xiamen International Bank”) in January 2020 for a loan facility of RMB110 million (equivalent to $15.5 million) with the full balance withdrawn as of March 31, 2020.

According to our project development plan, project investment for the second quarter of 2020 is estimated to be $16.0 million. The total project investment for 2020 is estimated to be $92.1 million. In 2020, the Company plans to continue to acquire asset-heavy development projects in the Guangdong-Hong Kong-Macao Greater Bay Area and other first and second tier cities in China through means including bidding, auction and listing, merger and acquisition, or urban renewal.

Please see the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. The information contained herein has also been published on the Company’s website at https://www.namtai.com/quarterly/index.html.

BUSINESS OVERVIEW

Impact of COVID-19

The recent outbreak of the COVID-19 pandemic has not had a significant impact on our liquidity and financial condition. While the pandemic continues in China and around the globe, we will continue to assess its impact on our business and take necessary actions.

•	With respect to business invitation and leasing, the Nam Tai Inno Park Industrial Showroom was temporarily closed in February 2020 due to the pandemic.
•

With respect to financial impact, as a socially responsible company, we have reduced the rent by half for the month of March 2020 for our tenants that met certain criteria in the Nam Tai Inno Valley and Nam Tai • Tang Xi Technology Park. Meanwhile, we also received a rent concession of 50% for the month of March 2020 from the lessor of Nam Tai • Tang Xi Technology Park.

•

With respect to the construction work, the construction of Nam Tai Inno Park and Nam Tai Technology Center was suspended in February 2020. When construction resumes, we expect to be able to increase its pace so that the schedules of the projects will not be significantly affected.

During the times of severe outbreak of the pandemic in China, we attached great importance to providing employees and tenants with a safe and sanitary working environment. A series of measures were adopted to prevent the spread of the pandemic:

•

Prompt preparation: we commenced the anti-pandemic work before the Spring Festival by distributing with masks, hand sanitizers and disinfecting alcohol. We also disinfected and cleaned public areas of our office and projects.

•

Anti-pandemic plans and crisis management team: the Company has established a crisis management team and formulated a pandemic prevention and control plan for each of our projects and has continuously monitored the status of our projects.

•

Active monitoring: we conduct active monitoring in a “24/7 mode (24 hours on all days of the week)”. The monitored data includes the number of disinfection activities, food deliveries and personnel travel, etc. In addition, we also conduct strict inspections on automobiles, drivers and passengers accessing our parks.

•

Cleaning and disinfection: our cleaning staff carries out disinfection and cleaning in various areas of our premises where employees may stay or touch, including elevators, door handles, parking spaces and outdoor green belts, and other public areas.

Progress of Leasing and Business Invitation

As of March 31, 2020, we pre-leased or leased a total of approximately 127,625 square meters in our projects, of which 60.2% of the leased area was in Shenzhen and 39.8% was in Wuxi. Given Nam Tai • U-Creative Space (Lujiazui) was in the early stage of operation, we did not include the project in the calculation.

Leased Area as of March 31, 2020
Shenzhen
Nam Tai Inno Park	39,954
Nam Tai Inno Valley	33,055
Nam Tai • Tang Xi Technology Park	3,788
Wuxi
Wuxi facilities	50,828

Nam Tai Inno Park continues to be widely recognized by high-tech enterprise tenants. In March 2020, we signed an industrial R&D space lease contract with an enterprise tenant in the chip distribution industry. The tenant, founded in Shenzhen, is expected to move into Nam Tai Inno Park in the fourth quarter of 2020. By bringing the new high-tech enterprise tenant to our park, this lease contract reflects the market's recognition of our project and operational capabilities, and also strengthens our brand image as a technology park operator.

Project Construction and Operation Progress

•

For Nam Tai Inno Park, we successfully filed the construction acceptance record in March 2020, which reflects the Company's ability to continuously proceed with the development of our projects even during tough times of the pandemic. It is expected that some of the industrial office spaces will be put into use from the second quarter of 2020.

•

For Nam Tai Technology Center, we accelerated the construction progress after resuming the construction in March 2020. At present, the landscape reconstruction of the exhibition area has been completed with its fine decoration approaching completion. We are currently carrying out pile foundation construction. In order to enable stakeholders who are interested in the project to understand the construction progress, we plan to upload project pictures regularly under the "Nam Tai Technology Center" section of our Company's website from the second quarter of 2020.

•

As a technology park operator dedicated to providing high-quality operation services, we organized an online live broadcast industrial event with the theme of "how do enterprises rescue themselves after the pandemic" in February 2020. The invited guest speaker provided the tenants of Nam Tai Inno Valley and Nam Tai • Tang Xi Technology Park with suggestions on how to deal with the impact of the COVID-19 pandemic and strengthen corporate management.

Project Resources

In March 2020, we participated in the public auction for the land use right of a land parcel in Machong Town, Dongguan City (“Dongguan Machong Land Parcel”) organized by Dongguan Natural Resources Bureau and Dongguan Public Resources Trading Center. We successfully won the parcel through bidding over a number of competing real estate developers. The land parcel covers a capacity floor area up to 84,408 square meters with a non-capacity area including 25,863 square meters of parking spaces. As a condition of acquiring the land parcel, we will need to build a commercial floor area of 20,000 square meters on the plot at the standard of roughcast house to be handed over to an institution designated by the Machong Town Government for free upon completion. We have paid a deposit of RMB120 million (equivalent to approximately $16.93 million) on March 17, 2020 and are expected to settle the remaining land price of RMB585.48 million (equivalent to approximately $82.58 million) in the second quarter of 2020. The Dongguan Machong Land Parcel will be developed under the temporary project name of Nam Tai • Longxi. We believe that the potential future income and profits of the project will contribute to the Company’s long-term sustainable development needs. Further details of the project will be disclosed in due course. The development of the project is of great strategic significance to the Company’s sustainable development as it will help:

•	to increase the Company’s saleable area and broaden the source of potential income and profit;
•	to diversify the Company's products and optimize the income structure;
•	to strengthen the Company's brand awareness and potential clientele in the Greater Bay Area; and
•	to diversify the Company's access to land resources through the way of public auction.

Dongguan is one of the fastest growing cities in the Greater Bay Area. It is located between Shenzhen and Guangzhou with significant geographical advantage. According to the Dongguan Statistics Bureau, the GDP of Machong Town in Dongguan increased by 7.8% year-on-year in 2018, totaling RMB 26 billion. The average transaction price of local commercial housing in 2019 was approximately RMB 17,600 per square meter, an increase of 14.7% year-on-year, according to CRIC Research.

The Dongguan Machong Land Parcel is currently an open space located in the central area of Machong Town and surrounded by a beautiful landscape and high-quality supporting facilities. To the north of the land, we can find the picturesque Machong River and Xinhua College of Sun Yat-sen University; to the south is the Machong Avenue; and to the west are Shuixiang Central Hospital and Nanfeng Times Square. We will build high-quality residential and commercial properties, and provide potential customers with high-quality residential and commercial space.

Macro Trend Update

The COVID-19 pandemic in China has gradually come under control. According to the website of China’s National Health Commission, as of April 14, 2020, there were only 1,170 existing confirmed cases of COVID-19 infections in China, which represented a dramatic reduction from its peak of over 60,000 confirmed cases in mid-March.

China's manufacturing activities dropped significantly in February 2020 due to the COVID-19 pandemic but recovery was observed in March 2020. China's official Purchasing Managers’ Index (PMI) fell to 35.7% in February 2020 from 50% in January 2020 but rebounded to 52% in March 2020, according to the website of the National Bureau of Statistics. In addition, as of March 25, 2020, the resumption rate of large-and-medium-sized enterprises reached 96.6% in the national procurement manager survey.

China's real estate market has cooled down in the first quarter of 2020 with its subsequent development remaining to be seen. From January to February 2020, China's commercial housing sales area was 84.75 million square meters, a decrease of 39.9% year-on-year, among which the sales area of residential buildings decreased by 39.2% and that of office buildings decreased by 48.4%, according to the National Bureau of Statistics. The existing floor area of the office market in Shenzhen expanded by 1.2% quarter-on-quarter to 7.38 million square meters in the first quarter of 2020, during which the net absorption floor area in the city was only 13,000 square meters, according to Savills’s research.

Policy Update

In March 2020, five national ministries and commissions in China, including the Ministry of Science and Technology and National Development and Reform Commission, have jointly issued the "Strengthening ‘From 0 to 1’ Basic Research Work Program", in which the concept of "Shenzhen Comprehensive National Science Center" was first proposed. In April 2020, the Shenzhen Municipal Government issued "Several Opinions on Supporting Guangming Science City to Build a World-Class Science City" (the "Several Opinions"), which showed strong support to Shenzhen’s Guangming Science City for the goal of building a world-class science city with high standard and high quality and put forward corresponding policies and measures throughout the entire chain of technological innovation. The "Several Opinions" proposed that by 2035, Guangming Science City will be developed into the core of a comprehensive national science center, forming a major world-leading scientific and technological infrastructure cluster and cultivating a number of emerging industrial clusters that will lead to future development. The policies promote the improvement of urban supporting facilities such as transportation, education, medical care, and culture, and the development of science and technology industry in Guangming District, Shenzhen. As certain of our technology parks are located in Guangming District and other parts of Shenzhen, we will continue to observe the policy developments and take advantage of the opportunities that may arise.

In April 2020, in order to increase the supply of commercial housing in Shenzhen and maintain market stability, the Shenzhen Housing and Construction Bureau and Shenzhen Planning and Natural Resources Bureau jointly issued the “Notice on Responding to New Coronary Pneumonia Epidemic and Promoting Urban Renewal and Related Work" (the “Notice”). The Notice stipulates that, valid through December 31, 2020, a commercial housing project of high-rise buildings with completion of more than half of the total number of floors is allowed to apply for pre-sales. This is a relaxation of the requirement of pre-sales which formerly only could be applied for commercial housing projects with seven floors or above that have completed at least two-thirds of the above-ground floors under the "Regulations of Shenzhen Municipality on the Supervision of the Real Estate Market".

OPERATING RESULTS

As of March 31, 2020
(in square meter)
Project Completed	-
Project Under Development	526,427
Project For Future Development	280,471
Total	806,898

Project Portfolio - As of March 31, 2020

	Projects	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley	Nam Tai • Longxi(a)
	Location	Shenzhen	Shenzhen	Shenzhen	Dongguan
	Type(b)	Office and Dormitory	Office and Dormitory	Office and Dormitory	Residential and Commercial Property
	Site Area (sq.m.)	103,739	22,364	22,367	33,763
	Capacity GFA	269,159	139,746	N/A	84,408
	Total GFA (sq.m.)	331,832	194,595	170,200(c)	110,271(d)
Total GFA	Completed	-	-	-	-
	Under Development (sq.m.)	331,832	194,595	-	-
	Future Development (sq. m.)	-	-	170,200(c)	110,271
	Interest Attributable To Us	100%	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen		Dongtai Village, Machong Town, Dongguan

Notes:

(a)

The relevant land authority has confirmed our successful bidding of the land parcel in the auction result pending the land use right transfer contract expected to be signed with the authority during the second quarter of 2020.

(b)	The types of our projects are based on our planning or certificates issued by the relevant authority and may be changed subject to the relevant authority’s final approval.
(c)

The gross floor area and type assume that we will receive M-0 zoning approval for the entire Inno Valley site prior to its redevelopment. If we do not receive the M-0 zoning approval, we will be required to develop Inno Valley under the M-1 zoning requirement. In that case, appropriate adjustments to our plan will have to be made. The existing gross floor area of Inno Valley is 41,927 square meters. According to "Shenzhen Industrial Block Range Line Management Measures", the location of Nam Tai Inno Valley is within the designated industrial block range, within which the government strictly controls the proportion of M-0 zoning on industrial land. Therefore, the proportion of M-0 zoning, floor area ratio and construction area of Inno Valley are subject to the final approval of the government with uncertainty. We cannot guarantee that we will be able to develop the Inno Valley according to the floor area currently disclosed.

(d)	The above figures are subject to adjustment upon the final approval of the relevant authority.

Properties Under Development

The table below sets forth certain information of our property projects under development as of March 31, 2020, comprising properties under development with the land use right certificate and construction permits obtained but the construction work not completed.

Project	Nam Tai Inno Park	Nam Tai Technology Center
City	Shenzhen	Shenzhen
(Estimated) Total GFA (sq. m.)	331,832	194,595
(Estimated) Leasable GFA (sq. m.)	265,000	-
(Estimated) Saleable GFA (sq. m.)	-	125,572
Commencement Time of Main Structure	June 2018	July 2019
Status of Pre-sale Permit	Not eligible	To be obtained
Estimated Completion Time	2020 Q4	2022 Q1
Interest Attributable to Us	100%	100%

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of March 31, 2020, comprising properties for which we have obtained the land use right certificate while the construction work commencement permit of main structure is not yet obtained, or the relevant land authority has confirmed our successful bidding in a public auction.

Project	Nam Tai Inno Valley	Nam Tai • Longxi
Location	Shenzhen	Dongguan
Estimated Total GFA(1) (sq. m.)	170,200	110,271
Estimated Completion Time	2025	2022

Notes:

(1)The estimated total GFA is based on our planning and is subject to the relevant authority’s final approval.

Projects for Operation and Management

The table below sets forth certain information of our projects leased from third parties for operation and management as of March 31, 2020.

	Project	Location	Contracted Floor Area (sq. m.)	Operation Model
1	Nam Tai • Tang Xi Technology Park	Shenzhen	7,500	Tenant Recruitment and Operation
2	Nam Tai • U-Creative Space (Lujiazui)	Shanghai	3,981	Tenant Recruitment and Operation

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2020

Announcements of Financial Results

Quarter	Date of release
Q1 2020	April 27, 2020 (Monday)
Q2 2020	July 27, 2020 (Monday)
Q3 2020	November 2, 2020 (Monday)
Q4 2020	February 1, 2021 (Monday)

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley technology parks respectively. We plan to build these technology parks into landmark parks in the region, and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the park tenants. Based on the experience of developing and operating technology parks and the industrial relationship network accumulated over the past 40 years, we have also exported the operation mode of technology parks to other industrial properties, using the asset-light model to rent industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy for the Company. As the growth prospects of China maintain, we will actively seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

CONTACTS

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

Hill+Knowlton Strategies

Mr. Peter Poulos

Tel.: +1 646 586-5701

E-mail: namtai@hkstrategies.com

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED MARCH 31, 2020 AND 2019

(In Thousands of US dollars except share and per share data)

	Three months ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue (1)	$699	$581
Cost of revenue	(617)	(236)
Gross profit	82	345
Expenses
General and administrative expenses	(3,003)	(2,948)
Selling and marketing expenses	(801)	(661)
	(3,804)	(3,609)
Net loss from operations	(3,722)	(3,264)
Other (expenses) income, net (2)	(57)	639
Interest income	411	834
Loss before income tax	(3,368)	(1,791)
Deferred income tax benefit	193	—
Consolidated net loss	(3,175)	(1,791)
Other comprehensive (loss) income(3)	(2,737)	3,601
Functional currency translation adjustment	(2,737)	3,601
Consolidated comprehensive (loss) income	$(5,912)	$1,810
Loss Per Share
Basic	$(0.08)	$(0.05)
Diluted	$(0.08)	$(0.05)
Weighted average number of shares (’000)
Basic	38,841	38,192
Diluted	38,841	38,192

Notes:

(1)	The property of Inno Valley at Gushu has been rented out since July 2019. The property at Wuxi has been rented to a third party lessee with a term of 12 years ending in October 2030.
(2)	Other (expenses) income, net, includes exchange gains of $0.1 million and $0.6 million for the three months ended March 31, 2020 and 2019 respectively.
(3)	Other comprehensive loss (income) was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2020 AND DECEMBER 31, 2019

(In Thousands of US dollars)

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents(1)	$121,340	$130,218
Restricted cash	790	—
Short-term bank deposits(1)	4,090	2,166
Trading securities	2,726	—
Accounts receivable	1,039	1,032
Prepaid expenses and other receivables	26,419	9,338
Total current assets	$156,404	$142,754
Rental deposits	417	243
Real estate properties under development, net(2)	262,937	251,685
Property, plant and equipment, net	25,290	25,950
Right of use assets	9,707	4,078
Deferred income tax assets	2,170	2,011
Prepaid expenses	3,542	3,598
Other assets	90	91
Total assets	$460,557	$430,410
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	$1,374	$1,410
Current portion of long term bank loans	2,901	2,081
Accounts payable	36,308	36,676
Rental deposits from customers	363	343
Accrued expenses and other payables	4,227	5,699
Advance from customers	71,220	67,642
Current portion of lease liabilities	604	529
Total current liabilities	$116,997	$114,380
Long term bank loans	119,236	93,861
Rental deposits from customers	191	178
Financing lease payable	21	13
Other payables	3,542	3,598
Noncurrent portion of lease liabilities	8,956	3,642
Total liabilities	$248,943	$215,672
EQUITY
Shareholders’ equity:
Common shares	$389	$386
Additional paid-in capital	263,080	260,295
Accumulated losses	(29,695)	(26,520)
Accumulated other comprehensive loss(3)	(22,160)	(19,423)
Total shareholders’ equity	$211,614	$214,738
Total liabilities and shareholders’ equity	$460,557	$430,410

Notes:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased would qualify under such definition. Therefore, the fixed deposits maturing over three months in the amount of $4.1 million as at March 31, 2020, are not classified as cash and cash equivalents but separately disclosed as short-term bank deposits in the balance sheet.

(2)	Capitalization on project investment was $11.2 million for the first quarter of 2020 and accumulated project investment was $262.9 million as of March 31, 2020.
(3)	Accumulated other comprehensive loss was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2020 AND 2019

(In Thousands of US dollars)

	Three months ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(3,175)	$(1,791)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	394	430
Amortization of right of use assets	408	—
Unrealized gain of trading securities	97	—
Share-based compensation expenses	739	129
Unrealized exchange gain	(44)	(602)
Deferred income tax benefit	(159)	—
Changes in assets and liabilities:
Increase in accounts receivable	(7)	(165)
Increase in prepaid expenses and other receivables	(12,080)	(1,107)
Increase in deposit	(174)	—
(Decrease) increase in accrued expenses and other payables	(6,802)	248
Decease in lease liabilities	(654)	—
Increase in advance from customers	4,627	—
Increase in rental deposits from customers	376	486
Total adjustments	$(13,279)	$(581)
Net cash used in operating activities	$(16,454)	$(2,372)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for real estate properties under development	$(13,948)	$(11,916)
Purchase of property, plant & equipment	(33)	(247)
Purchase of trading securities	(2,823)	—
(Increase) decrease in short-term bank deposits	(1,924)	34,679
Net cash (used in) provided by investing activities	$(18,728)	$22,516
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank loans	(7,263)	—
Proceeds from bank loans	34,886	—
Proceeds from shares issued for option exercise	2,049	34
Net cash provided by financing activities	$29,672	$34
Net (decrease) increase in cash, cash equivalents and restricted cash	$(5,510)	$20,178
Cash, cash equivalents and restricted cash at beginning of period	130,218	62,919
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,578)	2,268
Cash, cash equivalents and restricted cash at end of period	$122,130	$85,365
SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$121,340	$85,365
Restricted cash	$790	$—

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2020 AND 2019

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2019, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $5.9 million for the three months ended March 31, 2020 and the consolidated comprehensive income was $1.8 million for the three months ended March 31, 2019.

4.	A summary of the operating income, other (expenses) income, net, net loss and long-lived assets by geographical areas is as follows:

	Three months ended March 31,
	2020	2019
OPERATING INCOME WITHIN:
-PRC, excluding Hong Kong	$699	$581
OTHER (EXPENSES) INCOME, NET:
- Gain on exchange difference	$44	$602
- Others	(101)	37
Total other (expenses) income, net	$(57)	$639
NET LOSS FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(1,695)	$(1,576)
- Hong Kong	(1,480)	(215)
Total net loss	$(3,175)	$(1,791)

	March 31, 2020	December 31, 2019
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$262,937	$251,685
- Property, plant and equipment in PRC, excluding Hong Kong	25,002	25,624
- Hong Kong	288	326
- Right of use assets in PRC, excluding Hong Kong	9,297	3,597
- Hong Kong	410	481
Total long-lived assets	$297,934	$281,713